UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Ninetowns Digital World Trade Holdings Limited

(Name of Issuer)

Ordinary Stock, par value $.025 per share

(Title of Class of Securities)

654407105 (CUSIP Number)

December 3, 2004

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 654407105	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) American International Assurance Company (Bermuda) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 499,203 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 499,203 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,996,813 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.81%
12	TYPE OF REPORTING PERSON IC

(1)	This Schedule 13G filing includes 1,497,610 shares held by AIG Asian Opportunity Fund, L.P. American International Assurance Company (Bermuda) Limited disclaims all beneficial ownership of shares owned by AIG Asian Opportunity Fund, L.P.

CUSIP No. 654407105	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AIG Asian Opportunity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,497,610 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 1,497,610 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,996,813 (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.81%
12	TYPE OF REPORTING PERSON PN

(2)	This Schedule 13G filing includes 499,203 shares held by American International Assurance Company (Bermuda) Limited. AIG Asian Opportunity Fund, L.P. disclaims all beneficial ownership of shares owned by American International Assurance Company (Bermuda) Limited.

Item 1.	(a)	Name of Issuer: The name of the Issuer is: Ninetowns Digital World Trade Holdings Limited

	(b)	Address of Issuer’s Principal Executive Offices: The Issuer is located at: 5th Floor, Union Plaza, 20 Chaowai Street, Chaoyang District, Beijing 100020, China

Item 2.	(a)	Name: This statement is being filed by American International Assurance Company (Bermuda) Limited, a Bermuda Company, and AIG Asian Opportunity Fund, L.P., a Cayman Islands Limited Partnership.

(b)

Principal Business Address:

The name, principal business address, and citizenship for American International Assurance Company (Bermuda) Limited and AIG Asian Opportunity Fund, L.P. are set forth in Exhibit B.

	(c)	Citizenship: The name, principal business address, and citizenship for American International Assurance Company (Bermuda) Limited and AIG Asian Opportunity Fund, L.P. are set forth in Exhibit B.

	(d)	Title of Class of Securities: Ordinary Stock, par value $.025 per share.

	(e)	CUSIP Number: 654407105

Item 3.

If This Statement is Filed Pursuant to Rule §§240.13d-1(b), or 240.13d-2(b) or (c):

See Row 12 of pages 2 and 3 (“Type of Reporting Person”) for the Reporting Persons.

This statement is filed pursuant to Rule 13d-1(d).

Item 4.	Ownership.

	(a)	Amount Beneficially Owned: The responses of the Reporting Persons to Row 9 on pages 2 and 3 is incorporated herein by reference.

	(b)	Percentage of Class: The responses of the Reporting Persons to Row 11 on pages 2 and 3 is incorporated herein by reference.

	(c)	Number of Shares to which such person has:

		(i)	sole power to vote or direct the vote

		(ii)	shared power to vote or direct the vote

		(iii)	sole power to dispose or to direct the disposition of

		(iv)	shared power to dispose or to direct the disposition of

The responses of the Reporting Persons to Rows 5-8 on pages 2 and 3 are incorporated herein by reference.

The Reporting Persons, as listed on Exhibit B attached hereto, may be deemed to beneficially own, a total of 1,996,813 shares of Ordinary Stock, consisting of 5.81% of the Issuer’s Ordinary Stock. As noted on pages 2 and 3, AIG Asian Opportunity Fund, L.P. disclaims all beneficial ownership of shares owned by American International Assurance Company (Bermuda) Limited, and American International Assurance Company (Bermuda) Limited disclaims all beneficial ownership of shares owned by AIG Asian Opportunity Fund, L.P.

Item 5.	Ownership of Five Percent or Less of a Class: Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not applicable.

Item 8.	Identification and Classification of Members of the Group: See Exhibit B attached hereto.

Item 9.	Notice of Dissolution of Group: Not applicable.

Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMERICAN INTERNATIONAL
Dated: February 4, 2005	ASSURANCE COMPANY (BERMUDA) LTD.

	By:	/s/ Stephen Tsuei
	Name:	Stephen Tsuei
	Title:	Authorized Signatory

Dated: February 4, 2005	AIG ASIAN OPPORTUNITY FUND, L.P.

	By:	/s/ Stephen Tsuei
	Name:	Stephen Tsuei
	Title:	Authorized Signatory

Exhibit Index

Exhibit A -	Joint Filing Agreement dated as of February 4, 2005, by and between American International Assurance Company (Bermuda) Limited, and AIG Asian Opportunity Fund, L.P.

Exhibit B -	Filing Members

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to their interest in Ninetowns Digital World Trade Holdings Limited, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 4th day of February, 2005.

AMERICAN INTERNATIONAL
Dated: February 4, 2005	ASSURANCE COMPANY (BERMUDA) LTD.

	By:	/s/ Stephen Tsuei
	Name:	Stephen Tsuei
	Title:	Authorized Signatory

Dated: February 4, 2005	AIG ASIAN OPPORTUNITY FUND, L.P.

	By:	/s/ Stephen Tsuei
	Name:	Stephen Tsuei
	Title:	Authorized Signatory

EXHIBIT B

Filing Members

The name of the Member is: American International Assurance Company (Bermuda) Limited. The principal offices of the member are located at: 43/ F., AIA Tower, 183 Electric Road, North Point, Hong Kong. The Company was formed in: Bermuda.

The name of the Member is: AIG Asian Opportunity Fund, L.P. The principal offices of the member are located at: P.O. Box 309, Ugland House, Grand Cayman, Cayman Islands, British West Indies. The Company was formed in: Cayman Islands.